Exhibit 99.1

News Release
B2Gold Reports continued strong mine operating performance
and Second Quarter 2013 Net Earnings of $33.1 million

Vancouver, August 14, 2013 – B2Gold Corp. (TSX: BTO, NYSE MKT: BTG, NSX: B2G) (“B2Gold” or the “Company”) reports results from its operations for the second quarter and six months ended June 30, 2013. All dollar figures are in United States dollars unless otherwise indicated. Highlights from the second quarter and year-to-date include:

2013 Second Quarter Results

•	Net Earnings of $33.1 million ($0.05 per share)
•	Cash flow from operating activities before changes in non-cash working capital of $ 31.5 million ($0.05 per share), an increase of $3.7 million over the second quarter of 2012
•	Adjusted net earnings of $7.7 million ($0.01 per share)
•	Gold revenue of $122.6 million, an increase of $65.3 million from the second quarter of 2012
•	Gold sales of 86,239 ounces
•	Record attributable gold production of 82,083 ounces
•	Consolidated operating cash cost of $732 per ounce of gold compared to a budget of $745 per ounce
•	Completion of Brucejack Royalty sale for cash proceeds of $45 million
•	Cash and cash equivalents of $95.7 million at quarter end
•	The Company has reviewed the carrying value of its long lived mining assets at June 30, 2013 and, based on a long-term gold price of $1,350 per ounce, concluded that no write-downs are required

2013 Six Month Year-To-Date Highlights

•	Net Earnings of $33.1 million ($0.05 per share)
•	Cash flow from operating activities before changes in non-cash working capital of $76.7 million ($0.12 per share), an increase of $21.8 million over the same period in 2012
•	Adjusted net earnings of $47.7 million ($0.08 per share)
•	Record gold revenue of $277.5 million, an increase of $156.3 million over the same period in 2012
•	Record gold sales of 181,281 ounces
•	Record attributable gold production of 161,744 ounces
•	Consolidated operating cash cost of $727 per ounce of gold compared to a budget of $765 per ounce of gold

Financial Results for the second quarter

Gold revenue for the second quarter of 2013 was $122.6 million (which included a non-cash amount of $9.4 million described below) on sales of 86,239 ounces at an average price of $1,422 per ounce compared to $57.3 million on sales of 35,860 ounces at an average price of $1,599 per ounce in the 2012 second quarter. The significant increase of 114% in revenue (despite an 11% decrease in the average realized gold price) was driven by gold production from the Company’s newly acquired Masbate Mine, located in the Philippines as well as increased production from its Nicaraguan operations.

In the second quarter of 2013, the Masbate Mine accounted for $63.1 million (which included a non-cash amount of $9.4 million described below) of gold revenue from the sale of 42,762 ounces, the Libertad Mine accounted for $39.6 million (Q2 2012 - $40.1 million) of gold revenue from the sale of 28,777 ounces (Q2 2012 – 25,020 ounces) while $20 million (Q2 2012 - $17.3 million) was contributed by the Limon Mine from the sale of 14,700 ounces of gold (Q2 2012 – 10,840 ounces).

Gold revenue of $122.6 million included a non-cash amount of $9.4 million related to the amortization of deferred revenue, associated with the fair value adjustment of the gold forward contracts acquired as part of the CGA acquisition. On January 16, 2013, the Company assumed the gold forward contracts related to the Masbate project of 50,225 ounces of gold with settlements scheduled between January 31, 2013 and December 31, 2013 at an average price of $913 per ounce. The fair value of these contracts (required to be recognized as part of the Company's acquisition accounting) was estimated to be negative $37.4 million on January 16, 2013. For accounting purposes, these contracts are not subsequently re-measured at fair value after initial recognition and are reduced through a corresponding adjustment to revenue consistent with the timing of revenue recognition criteria being met for the gold deliveries made under the terms of contract. During the quarter, 12,525 ounces of gold were delivered under the gold forward contracts at an average settlement price of $908 per ounce.

Adjusted net income was $7.7 million ($0.01 per share) compared to $20.8 million ($0.06 per share) in the same period of 2012. Adjusted net income was calculated by excluding the following adjustments: (subtracting) the gain on sale of the Brucejack royalty of $44.5 million, (adding) a non-cash inventory fair value adjustment of $0.5 million relating to the CGA acquisition, (subtracting) non-cash amortized deferred gold revenue of $9.4 million, (adding) share-based compensation expense of $6.1 million (Q2 2012 - $6.9 million), (adding) a write-down of long-term investments of $15 million, (adding) unrealized derivative losses of $4 million (Q2 2012 – (subtracting) unrealized derivative gains of $0.3 million), (adding) non-cash deferred income tax expense of $3 million (Q2 2012 - $2.4 million), and (subtracting) foreign exchange gains of $0.2 million (Q2 2012 – $0.1 million). Adjusted net income was lower in the current quarter mainly due to an increase in current taxes of $3.5 million relating to the Libertad Mine and higher general and administrative costs of $5.8 million.

Cash flow from operating activities before changes in the non-cash working capital was $31.5 million ($0.05 per share) in the second quarter of 2013 compared to $27.8 million ($0.07 per share) in the second quarter of 2012, an increase of 13% compared to the second quarter of 2012 despite an 18% decrease in the average realized gold price, on a cash basis, excluding the amortization of deferred revenue.

For the second quarter of 2013, the Company generated (GAAP) net income of $33.1 million ($0.05 per share) compared to $11.9 million ($0.03 per share) in the equivalent period of 2012. The increase in (GAAP) net income was mainly due to a $44.5 million net gain from the sale of the Company’s Brucejack royalty in the quarter.

The Company has also assessed the carrying value of its long lived assets in light of current market conditions. Based on a long term gold price assumption of $1,350 per ounce, the Company has concluded that no impairment write downs are required at June 30, 2013.

Financial Results Year To Date

For the first six months of 2013, consolidated gold revenue was $277.5 million compared to $121.2 million in the same period in 2012. The significant increase of 129% in revenue was driven by gold production from the Company’s newly acquired Masbate Mine in the Philippines as well as increased production from its Nicaraguan operations.

Consolidated gold production for the six months ended June 30, 2013 totaled 161,744 ounces at a cash operating cost of $727 per ounce compared to 71,405 ounces being produced in the corresponding period of 2012 at a cash operating cost of $585 per ounce. Gold production is budgeted to be higher in the second half of 2013 and remains on target.

Adjusted net income was $47.7 million ($0.08 per share) in the six months ended June 30, 2013 compared to $41.6 million ($0.11 per share) in the comparative period. Adjusted net income was calculated by excluding the following adjustments: (subtracting) the gain on sale of the Brucejack royalty of $44.5 million, (adding) a non-cash inventory fair value adjustment of $32.9 million relating to the CGA acquisition, (subtracting) non-cash amortized deferred gold revenue of $18.8 million, (adding) one-off CGA acquisition related costs of $5.9 million, (adding) share-based compensation expense of $9 million (2012 - $10.8 million), (adding) a write-down of long-term investments of $18.5 million, (adding) unrealized derivative losses of $6.4 million (2012 – (subtracting) unrealized derivative gains of $0.3 million), (adding) non-cash deferred income tax expense of $3.7 million (2012 - $5.1 million), and (adding) foreign exchange losses of $1.4 million (2012 – (subtracting) foreign exchange gains of $0.5 million).

For the six months ended June 30, 2013, the Company generated (GAAP) net income of $33.1 million ($0.05 per share) compared to $26.5 million ($0.07 per share) in the equivalent period of 2012.

Liquidity and Capital Resources

As at June 30, 2013, the Company remained in a strong financial position with cash of $95.7 million. On April 16, 2013, the Company announced the closing of a new senior secured revolving credit facility with a syndicate of banks. The Senior Credit Facility is comprised of three tranches of $50 million each for a total of $150 million and has replaced the prior $25 million revolving credit facility with Macquarie Bank Limited. The term of the Senior Credit Facility will be for a period of four years with a final repayment date of March 28, 2017. The Senior Credit Facility  has an interest rate of LIBOR plus a margin of 3.5%. The Senior Credit Facility is a revolving facility and is being used to fund construction and development costs related to the Otjikoto Project in Namibia and for general corporate purposes.

As at June 30, 2013, the Company had drawn down a total of $50 million under the Senior Credit Facility, leaving an unused balance of $100 million at June 30, 2013. In the first quarter of 2013, the Company drew down $25 million under its then existing revolving credit facility. This facility was repaid in April 2013 with drawdowns on the new $150 million Senior Credit Facility.

Working capital at the end of the quarter was $120.9 million compared to working capital of $92.1 million at December 31, 2012 and $ 110.7 million at June 30, 2012.

Operations

With the recent Masbate Mine  acquisition on January 16, 2013 and continued strong performance from its Nicaraguan operations, the Company achieved another new quarterly production record. Consolidated gold production in the second quarter of 2013 was 82,083 ounces, an increase of 123% compared to the same period in 2012. Gold production from the Masbate Mine accounted for 104% of the increase, and gold production from the Company’s Libertad and Limon Mines in Nicaragua increased by 19% over the second quarter in 2012.

The Company is projecting another record year for gold production in 2013, with consolidated production of 360,000 to 380,000 ounces expected from the Libertad, Limon and Masbate mines with projected consolidated operating cash costs of $675 to $690 per ounce. Consolidated gold production in the last half of 2013 is expected to be 191,000 to 211,000 ounces. Forecast consolidated cash operating costs for the second half of 2013 are in a reduced range of $630 to $660 per ounce, a significant improvement over previous guidance of $685 to $730 per ounce.

Masbate Gold Mine

Gold production at the Masbate Mine in the Philippines for the second quarter was 38,323 ounces from 1,205,971 tonnes of ore milled at an average grade of 1.17 grams per tonne (“g/t”) gold. The Masbate Mine produced a total of 81,877 ounces in the first half of 2013 of which 74,790 ounces are included in the consolidated results of B2Gold. The Company acquired the Masbate Mine on January 16, 2013. Production totaling 7,087 ounces for the pre-acquisition period from January 1, 2013 to January 15, 2013 has been excluded. As previously announced, second quarter gold production at the Masbate Mine was less than budgeted due to a temporary suspension of process plant operations in June 2013 to replace a process pipeline. This production loss is expected to be offset by a modification of the mining sequence that  had  been  in  development  prior  to  this  event,  centered  on  the  Colorado  Pit.  Overall, Masbate production for fiscal 2013 is expected to meet the upper end of the Company’s previously issued guidance range of 175,000 to 185,000 ounces. Masbate mine operating cash costs for the quarter and six months ended June 30, 2013 were $809 per ounce and $827 per ounce respectively, a significant improvement over budgeted costs of $850 per ounce for the quarter and $867 per ounce for the six months to June 30, 2013. The improvement against budget is as a result of both changes in the mining sequence as well as cost containment measures implemented at the Masbate Mine site. Forecast Masbate operating cash costs for the second half of 2013 have also improved significantly to between $725 to $760 per ounce, compared with previous estimates of $820 to $875 per ounce. The decrease in cash operating costs is primarily due to better recoveries than originally forecast and an improvement in processed ore grade.

Gold sales from the Masbate Mine totalled 42,762 ounces in the second quarter of 2013 at an average realized price of $1,475 per ounce, generating revenue of $63.1 million (which included a non-cash amount of $9.4 million related to the amortization of deferred revenue). Year-to-date, the Masbate Mine generated gold revenue of $149.6 million (which included a non-cash amount of $18.8 million related to the amortization of deferred revenue) from the sale of 95,644 ounces at an average price of $1,564 per ounce.

Total capital expenditures in the second quarter of 2013 totaled $6.6 million, mainly for the tailings dam expansion, major overhauls to mining equipment, pipeline replacement and completion of the new workshop. Year-to-date capital expenditures totaled $10.8 million, primarily for the tailings dam expansion, major overhauls to mining equipment, pipeline replacement and completion of the new workshop.

At Masbate in the Philippines, an aggressive 2013 exploration program totaling $10.5 million (revised from $11 million) is underway with eight drill rigs currently working. The Masbate project is a low sulphidation epithermal vein system with a tenement which covers 16 kilometres of very prospective ground with well-defined vein systems. The 2013 exploration program will comprise reserve/resource drilling on numerous mine veins including Main Vein, Colorado, Panique and Montana as well as exploration drilling designed to outline new resources on near mine veins outside of the current reserve/resource such as Pajo and the high grade Montana North vein. In addition to drilling, geochemical sampling and follow-up trenching will be carried out on a number of priority target areas outside of the current resource.

Masbate Reserves Update

A new mineral reserve estimate for the Masbate Mine has been completed based on the existing mineral resource model as of  December 31, 2012. Mineral reserves were calculated using current site operating costs, revised metallurgical recoveries and a gold price of $1,350 per ounce. The new mineral resource contains 3.2 million ounces which is a 7.5% increase over the previous reserve statement (as reported) at a significantly improved grade of 0.97 g/t (previous reserve estimate 0.82 g/t).

The Company has completed an additional 95 exploration and resource diamond drill holes for a total of approximately 15,000 metres and an additional 77 mine related diamond drill holes for a total of 9,000 metres since its acquisition of the Masbate Mine in January 2013. Drill results are being collated and a new resource report incorporating those drill results is expected to be available by early 2014 and mineral reserves are expected to be updated by mid-2014, which could potentially increase the Masbate Reserves stated above.

Nicaraguan Operations

Overall gold production from La Libertad and Limon mines in Nicaragua was within forecast guidance totalling 43,760 ounces for the quarter and 86,954 ounces for the six months ended June 30, 2013.

La Libertad Gold Mine

The Libertad Mine continued to perform well, finishing the first half of 2013 with gold production at the upper range of the Company’s 2013 guidance at cash operating costs per ounce at the lower range of its guidance. Gold production for the second quarter of 2013 was 29,582 ounces, slightly lower than budget and 18% higher than in the second quarter of 2012.

Gold production for the full year of 2013 is expected to remain within the Company’s previously announced guidance of 131,000 to 137,000 ounces. Gold production in the last half of 2013 is expected to be 75,000 to 78,000 ounces (as previously announced), approximately 30% higher compared to the first six months of 2013 due to: increased mill through-put as a result of a mill expansion, now completed, which increased the mill capacity by 10%, higher grade ore from the Santa Maria and Jabali open pits, and higher gold recoveries. The Libertad Mill is budgeted to process an average of 5,743 tonnes of ore per day for a total of approximately 2.1 million tonnes of ore for the year at an average grade of 2.19 g/t gold. Cash operating costs for the second half of 2013 have been revised lower to $500 to $530 per ounce, compared with previous guidance of $515 to $545 per ounce.

Gold sales from the Libertad Mine totalled 28,777 ounces (Q2 2012 – 25,020 ounces) in the second quarter of 2013 at an average realized price of $1,376 per ounce (Q2 2012 - $1,601 per ounce), generating revenue of $39.6 million (Q2 2012 - $40.1 million).

In the second quarter of 2013, the Libertad Mine produced 29,582 ounces of gold at a cash operating cost of $659 per ounce from 479,866 tonnes of ore milled at an average grade of 2.02 g/t gold. This compares to budget of 30,355 ounces at a cash operating cost of $607 per ounce. Gold production in the second quarter was slightly lower than budget due to lower grades from Santa Maria early in the second quarter, lower throughput related to harder rock from Crimea and Mojon pits, wet season (muddy) operations, as well as some mill maintenance. Lower throughput was offset by excellent recoveries for the period 95.1% versus a budget of 92%. Ore during the quarter was sourced from Mojon (44%), Crimea (35%), Santa Maria (20%) and Jabali (1%). Ore is now moving consistently from the Santa Maria pit. Mill throughput averaged 5,273 tonnes of ore per day for the quarter. The Jabali pit is fully permitted and ore shipments from Jabali are starting to arrive at the Libertad mill. Deliveries will be intermittent while the initial benches are mined, as is typical with pit development. One bridge awaits completion for the dedicated haul road.

Total capital expenditures in the second quarter of 2013 were $11.8 million. Deferred stripping, mainly at the Santa Maria pit, totalled $3.7 million and Jabali capital costs were $4.6 million. Key projects are well advanced, most significantly the mill expansion. Year-to-date capital expenditures totalled $20.2 million, comprised primarily of deferred stripping at the Santa Maria pit ($7.1 million), Jabali capital costs ($8.1 million), improvements to the processing plant ($1.9 million) and equipment purchases ($0.9 million).

The Company has budgeted capital costs at Libertad in 2013, totaling approximately $38.5 million (revised down from $45.6 million), including Jabali. The majority of this capital cost will be expended on preparation and equipment for surface mining of the Jabali Central pit, pre-stripping at the Santa Maria, Mojon and Jabali pits, and the aforementioned mill expansion.

The Libertad exploration budget for 2013 is approximately $4.2 million (revised down from $4.7 million) for a total of approximately 11,000 metres of planned drilling. The program includes completing the Jabali and Mojon high grade underground drilling and continued exploration on a number of regional targets.

El Limon Gold Mine

The Limon open pit and underground mine had another strong quarter, achieving its second highest quarterly output since B2Gold completed its business combination with Central Sun on March 26, 2009. The Limon Mine produced 14,178 ounces of gold in the second quarter of 2013 compared to 11,668 ounces in the second quarter of 2012, an increase of approximately 22% compared to the corresponding quarter in 2012. Gold production at the Limon Mine exceeded budget in both the three and six month periods ended June 30, 2013, at lower than budgeted per ounce cash operating costs.

For the full year of 2013, gold production at the Limon Mine is expected to be at the top end of the Company’s previously announced guidance of 54,000 to 58,000 ounces. The Limon Mine’s strong operating performance is expected to continue for the second half of 2013 and cash operating costs are now forecasted to decrease to $635 to $655 per ounce, compared to previous guidance of $720 to $750 per ounce. The increase in budgeted 2013 gold production is the result of delivering higher grade ore primarily from the Santa Pancha underground mine and Veta Nueva open pit to the mill and improved through-put and recovery at the process plant by expanding the leach tank capacity.

Gold sales from the Limon Mine totalled 14,700 ounces in the second quarter of 2013 (Q2 2012 – 10,840 ounces) at an average realized price of $1,359 per ounce (Q2 2012 - $1,594 per ounce), generating revenue of $20 million (Q2 2012 - $17.3 million).

In the second quarter of 2013, the Limon Mine produced 14,178 ounces of gold at a cash operating cost of $675 per ounce from 105,589 tonnes of ore milled at an average grade of 4.57 g/t at a processed gold recovery of 91.4%, compared to budget of 13,842 ounces at a cash operating cost of $709 per ounce. Higher than budgeted gold production was mainly due to better surface and underground grades, and ongoing plant improvements. Per ounce cash operating costs was better than budget mainly due to higher gold production. As in the first quarter, consumable costs, including energy, were slightly less than budgeted having a positive cost impact.

Capital expenditures in the second quarter of 2013 totalled $3.9 million which mainly included deferred underground mine development ($1.1 million) and deferred pre-stripping charges ($1 million). Other capital expenditures included equipment purchases, plant automation, and plant expansion (tankage and ADR area improvements). Year-to-date capital expenditures totalled $8 million, primarily for deferred underground mine development ($2 million), deferred pre-stripping charges ($2 million), and equipment purchases, plant automation, and plant expansion (tankage and ADR area improvements).

Capital expenditures at the Limon Mine in 2013 were budgeted to total approximately $21.7 million but will be reduced to $20.4 million. The majority of this capital expenditure will fund underground mine development, mill upgrades, tankage at the processing plant and development work on the Santa Pancha and Pavon projects.

The 2013 Limon exploration budget is approximately $4.3 million (revised from $5.7 million) to fund approximately 13,500 metres (revised from 17,000 metres) of drilling. The program includes completing the infill drilling along the Pozo 4-5 structure to sufficient drill spacing to allow preliminary mine planning. Follow up of other interesting regional targets across the Limon claim area is also planned.

Based on results to date, B2Gold’s exploration team believes there is potential to further increase the current mine life of the Limon Mine and also discover higher grade open pit and underground deposits that could potentially further increase annual gold production.

Otjikoto Development Project, Namibia

The Otjikoto gold project is located 300 kilometres north of Namibia's capital city of Windhoek between the towns of Otjiwarongo and Otavi. The project benefits significantly from Namibia's well established infrastructure with paved highways, a railway, power grids, and process water all close by. Located in the western part of southern Africa, Namibia is one of the continent's most politically and socially stable jurisdictions, and has a long history of mining

 The Company previously announced robust results from the Feasibility Study and the commencement of construction at the Otjikoto gold project in Namibia (see news release dated January 10, 2013). The 2013 construction and development budget for the Otjikoto project totals approximately $134.4 million. Total pre-production capital costs are estimated to be $244.2 million (excluding finance lease equipment purchases and pre-production stripping costs).

Construction is scheduled for completion in the fourth quarter of 2014 when mill production is expected to begin and the first gold production from the Otjikoto gold project is scheduled. The current mine plan is based on probable mineral reserves of 29.4 million tonnes at a grade of 1.42 g/t containing 1.341 million ounces of gold at a stripping ratio of 5.59:1 to be mined over an initial 12 year period. The current average annual production for the first five years is estimated to be approximately 141,000 ounces of gold per year at an average operating cash cost of $524 per ounce and for the life of mine approximately 112,000 ounces of gold per year at an average operating cash cost of $689 per ounce. Construction of the Otjikoto Gold Mine is ongoing, on schedule and on budget. Construction commenced January 2013 and will continue into the fourth quarter of 2014. It is anticipated that gold will be produced during the fourth quarter of 2014 with a ramp up to full production in early 2015. The necessary bush clearing has been completed and all necessary internal roads have been roughed in. All mining equipment for the initial stages of mine development has arrived at site and mining has commenced. Development of Pushback 1 has been on-going since the beginning of June and the equipment workshop is almost complete. Work at the mill is focusing on development of the necessary infrastructure needed to complete the mill erection and stockpiling of the necessary sand and aggregate for concrete and engineered fill material. This includes erection of the construction shop and office complex. More than 95% of the topsoil has been removed from the tailings basin and liner installation will commence in the third quarter of 2013. The man-camp (capable of housing up to 600 people) is nearing completion and is expected to be commissioned in the third quarter. Currently, B2Gold Namibia employs more than 150 people and expects to increase this to more than 600 people in the third quarter.

Pre-production expenditures for the first half of the year totalled approximately $65.8 million (on a cash basis), including mobile equipment purchases of $22.9 million.

A further $7 million (revised from $8 million) has been budgeted in 2013 for exploration to fund 24,145 metres of infill and regional exploration drilling. The Company’s geology team believes there is significant exploration upside at the Otjikoto gold project as indicated by the recently announced Wolfshag Zone drill results (see news release dated July 17, 2013).

Gramalote Development Project, Colombia

The Gramalote property is located 80 kilometres northeast of Medellin in central Colombia, with AngloGold Ashanti Limited ("AngloGold") as manager and has excellent access and infrastructure. The project is a 49%-51% B2Gold-AngloGold joint venture.

An independent audit of the Gramalote mineral resource was completed in June, and a final report and recommendations have been received.  As a result of this audit, the prefeasibility study (“PFS”) schedule has been revised to accommodate the following:

•
Re-estimate the Gramalote Ridge mineral resource, incorporating all of the recommendations from the audit.  The new estimate is expected to employ “Uniform Conditioning Simulations” to better model local recoverable resources which is expected to more accurately predict grade and tonnage in the lower grade domains.

•	Incorporate 23 new drill holes that were completed during April to June 2013 that were not part of the previous estimate.

•	Complete trade-off studies using the updated mineral resource model to determine what project size generates the best economic case.

The schedule for the delivery of the PFS is now estimated to be November 2013, which will allow for a project decision on going to a full Feasibility by year end.

The Environmental Impact Assessment (“EIA”) is being modified to accommodate a revised tailing dam design that will reduce both initial capital and operating costs.  It is planned that the EIA will be completed and ready for submittal to the government regulatory agencies by the end of November 2013.  A detailed work plan for the construction and operation of Gramalote (“PTO”) will be completed and submitted with the EIA.  The PTO provides the schedule, workforce requirements and other details for the implementation of the project.

The 2013 forecast for Gramalote is now estimated to be approximately $92 million (stated at 100%. B2Gold’s 49% joint venture participation is now estimated to be $45 million).  This is a reduction of approximately $26 million from the original budget estimate of $118 million.

Outlook

In 2013, the Company has continued its strong operating and financial performance with record quarterly consolidated gold production, gold revenue and cash flow from operating activities from the La Libertad and El Limon mines in Nicaragua and the Masbate Mine in the Philippines, leaving B2Gold in a strong cash position at quarter end. The Company is projecting another record year for gold production in 2013, with consolidated production of 360,000 to 380,000 ounces expected from its Libertad, Limon and Masbate mines. Forecast consolidated cash operating costs for the second half of 2013 are in a reduced range of $630 to $660 per ounce, a significant improvement over original guidance of $685 to $730 per ounce.

In light of the recent significant decline in gold price the Company has modified its capital expenditures program for the balance of 2013. Exploration spending has been reduced by $4 million from $44 million to $40 million, with a focus on mine site and brownfields exploration. The reforecast capital budget for Gramalote for 2013 has been reduced by $26 million from $118 million to $92 million (stated at 100%. B2Gold’s 49% joint venture participation in the reforecast budgeted expenditures is $45 million, for a reduction of $13 million against their budgeted share of expenditures). Construction at Ojikoto is progressing well and total expenditure estimates remain within previous guidance.

As part of the budget preparation for 2014, a forecast is prepared based on the projected mine plan. This provides initial guidance for the 2014 production year. More comprehensive guidance for production will be communicated once the budget process is complete and cost estimates confirmed. Significant investments over the past four years in equipment, exploration, and infrastructure will positively affect the mine forecasts for 2014. Staff are continuing to manage or reduce operating and capital costs.

The Company is forecasting consolidated gold production in 2014 of 395,000 to 420,000 ounces at a consolidated cash operating cost of $689 to $705 per ounce from its Masbate, Libertad, and Limon mines.

In 2014, the Masbate Mine is forecast to produce between 190,000 and 200,000 ounces of gold with a cash operating cost of $785 to $815 per ounce. The Masbate SAG mill change out will be deferred to 2014. This will allow the mill installation to be coordinated with the delivery of larger motors, while serving to maximize ounce production toward the high end of the production range for 2013. Annual plant capacity will rise slightly after the SAG change out in the second quarter of 2014, to 6.85 million tonnes per year, compared to current capacity of 6.5 million tonnes per year. Slightly better grade and improved recoveries (as a result of a higher proportion of oxide sourcing) will also contribute to improved performance. A mill expansion study is under way but no decision on this will be made until at least the first quarter of 2014. Capital expenditures are forecast to be $24 million, the majority of which is related to tailings dam construction, mine development and process plant improvements.

For the Libertad Mine, gold production in 2014 is expected to be between 145,000 and 152,000 ounces with cash operating costs between $540 and $555 per ounce (2013 revised guidance: $555 to $570 per ounce). Improved recoveries observed in 2013 have been incorporated into the forecast, and plant expansion work from 2013 will result in an increase in annual throughput compared to 2013.  Jabali will provide 17 percent of process plant feed, at a higher forecast gold grade of 2.99 g/t .  Capital expenditures are forecast to be $39 million, the majority of which is related to pre-stripping activities and development of extended capacity at Jabali.

For the Limon Mine, gold production in 2014 is expected to be between 62,000 and 66,000 ounces (2013 guidance was 54,000 to 58,000 ounces) with a cash operating cost of $690 to $705 per ounce (2013 revised guidance: $655 to $665 per ounce). Better performance is a result of increased throughput, improved grades, and improved recovery. Capital expenditures are forecast to be $20 million which will include development of improved backfill systems resulting in a higher extraction rate for underground ore.

With the successful development of the Otjikoto project in Namibia, currently in construction and scheduled to commence production in the fourth quarter of 2014, the Company is projecting 2015 gold production of approximately 550,000 ounces, based on current assumptions. Furthermore, with the potential development of the Gramalote project (B2Gold 49%/AngloGold Ashanti Limited 51%) in Colombia, annual consolidated gold production could increase to over 700,000 ounces. Any decision to proceed with development of the Gramalote project remains subject to completion of a positive pre-feasibility study (now scheduled for the fourth quarter of 2013), a joint venture decision to proceed with a feasibility study, a positive conclusion from such feasibility study and obtaining the requisite financing and permits to proceed with construction and mining.

With our proven technical team, strong operational performance, financial strength and high quality development and exploration projects, B2Gold is well positioned to continue our rapid growth as an intermediate gold producer.

Growth Strategy

Given the current gold market environment, the Company continues to prioritize maximizing strong operating and financial performance, maintaining a solid cash position, and focusing on developing its growth projects, funding them largely from its cash from operations while keeping debt at manageable levels.

In addition, management believes that there will be significant acquisition opportunities in this environment for companies with proven technical teams and strong financial performance.  While the Company’s near term focus is on optimizing production at its mines and developing existing projects, the Company will continue to review acquisition opportunities. Our discipline toward potential acquisitions continues to focus on projects that would be accretive to our shareholders, based on the existing asset.  The Company will not pursue acquisitions that require the hope of exploration success or higher gold prices to be justified or accretive.

Conference Call Details

B2Gold will host a conference call and webcast to discuss the second quarter results on Wednesday August 14, 2013 at 10:00 am PST / 1:00 pm EST. You may access the call by dialing the operator at 416-695-6616 or toll free 800-766-6630 prior to the scheduled start time. A playback version of the call will be available for one week after the call at 905-694-9451 or toll free 800-408-3053 (pass code: 7879694). The webcast of the call can be accessed from B2Gold’s web site at www.b2gold.com.

Qualified Persons for Masbate Reserves and Resources

The new mineral resource was compiled and verified under the supervision of Mr. Tom Garagan, P.Geo., B2Gold Senior Vice President Exploration, a Qualified Person as defined under NI 43-101 and is based on the assumptions, qualifications and procedures set out in the “NI 43-101 Technical Report Masbate Gold Project Republic of Philippines” dated June 20, 2012.

ON BEHALF OF B2GOLD CORP.

“Clive T. Johnson”
President and Chief Executive Officer

For more information on B2Gold please visit the Company web site at www.b2gold.com or contact:

Ian MacLean Vice President, Investor Relations 604-681-8371	Shaun Johnson Investor Relations Associate 604-681-8371

The Toronto Stock Exchange neither approves nor disapproves the information contained in this News Release.

This press release includes certain “forward-looking information” and “forward-looking statements” (collectively, “forward-looking statements”) within the meaning of applicable Canadian and United States securities legislation, including projections of future financial and operational performance and statements regarding drilling, construction, production and other activities on the company’s properties, anticipated technical reports and feasibility studies, the potential for expansion of resources and reserves and potential acquisitions  Estimates of mineral resources and reserves are also forward looking statements because they constitute projections regarding the amount of minerals that may be encountered in the future and/or the anticipated economics of production, should a production decision be made.  All statements in this press release that address events or developments that we expect to occur in the future are forward-looking statements.  Forward-looking statements are statements that are not historical facts and are generally, although not always, identified by  words such as “expect”, “plan”, “anticipate”, “project”, “target”, “potential”, “schedule”, “forecast”, “budget”, “estimate”, “intend” or “believe” and similar expressions or their negative connotations, or that events or conditions “will”, “would”, “may”, “could”, “should” or “might” occur.  All such forward-looking statements are based on the opinions and estimates of management as of the date such statements are made.  Forward-looking statements necessarily involve assumptions, risks and uncertainties, certain of which are beyond B2Gold’s control, including risks associated with the uncertainty of reserve and resource estimates; volatility of metal prices; risks of exploration, development and mining; financing risks; adequate infrastructure, energy and other inputs; shortages or cost increases in necessary equipment, supplies and labour; regulatory, political and country risks; reliance upon third parties; litigation; and other risks identified in B2Gold’s filings with Canadian securities regulators and the U.S. Securities and Exchange Commission (the “SEC”), which may be viewed at www.sedar.com and www.sec.gov, respectively.  There can be no assurance that such statements will prove to be accurate, and actual results, performance or achievements could differ materially from those expressed in, or implied by, these forward-looking statements.  Accordingly, no assurance can be given that any events anticipated by the forward-looking statements will transpire or occur, or if any of them do, what benefits B2Gold will derive therefrom. You should not place undue reliance on forward-looking statements.  B2Gold disclaims any obligation to update forward-looking statements, whether as a result of new information, events or otherwise, except as required by law.

The disclosure in this press release regarding mineral properties was prepared in accordance with Canadian National Instrument 43-101—Standards of Disclosure for Mineral Projects (“NI 43-101”), which differ significantly from the mineral reserve disclosure requirements of the SEC set out in Industry Guide 7.  In particular, this press release uses the term “resources”, which are not “reserves”.  U.S. companies subject to the disclosure requirements of the SEC are not normally permitted to disclose mineralization unless they constitute “reserves”.  Accordingly, while mineral resources are recognized and required to be disclosed by NI 43-101, the SEC’s Industry Guide 7 does not recognize them or permit U.S. companies to disclose them in their filings with the SEC.  Investors are specifically cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into SEC defined mineral reserves.  In addition, this press release uses the term “reserves” and “probable reserves” within the meaning of NI 43-101.  The definitions of these terms under NI 43-101 and the SEC’s Industry Guide 7 differ significantly.  Under SEC standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made.  Among other things, all necessary permits would be required to be in hand or issuance imminent in order to classify mineralized material as reserves under the SEC standards.  As a result, reserves disclosed by the company may not qualify for reserves as defined in the SEC’s Industry Guide 7.  For the above reasons, information contained in this press release that describes the Company’s mineral reserve and resource estimates is not comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements of the SEC.

B2GOLD CORP.

CONSOLIDATED STATEMENTS OF OPERATIONS
(Expressed in thousands of United States dollars, except shares and per share amounts)
(Unaudited)

	For the three months ended June 30, 2013	For the three months ended June 30, 2012	For the six months ended June 30, 2013	For the six months ended June 30, 2012

Gold revenue	$122,635	$57,330	$277,488	$121,203

Cost of sales

Production costs	(63,428)	(20,751)	(133,773)	(43,087)
Depreciation and depletion	(18,906)	(7,436)	(33,137)	(14,054)
Royalties and production taxes	(4,100)	(666)	(8,039)	(3,881)
Inventory fair value adjustments on CGA acquisition (non-cash) (Note 6)	(515)	-	(32,869)	-

Total cost of sales	(86,949)	(28,853)	(207,818)	(61,022)

Gross profit	35,686	28,477	69,670	60,181

Gain on sale of Brucejack royalty (Note 9)	44,496	-	44,496	-
General and administrative	(10,509)	(4,726)	(17,289)	(9,079)
Share-based payments (Note 13)	(6,070)	(6,939)	(8,985)	(10,803)
CGA acquisition costs (Note 6)	-	-	(5,859)	-
Foreign exchange gains/(losses)	157	112	(1,433)	544
Accretion of mine restoration provisions	(652)	(447)	(1,355)	(893)
Other	(1,111)	(1,389)	(2,306)	(1,717)

Operating income	61,997	15,088	76,939	38,233

Write-down of long-term investments (Note 8)	(14,987)	-	(18,481)	-
Unrealized (loss)/gain on derivative instruments (Note15)	(4,035)	326	(6,449)	326
Community relations	(2,599)	(1,258)	(3,297)	(2,159)
Interest and financing expense	(428)	(65)	(775)	(65)
Other	(720)	(135)	(1,439)	(33)

Income before withholding and other taxes	39,228	13,956	46,498	36,302

Current income tax, withholding and other taxes	(3,128)	389	(9,616)	(4,677)
Deferred income tax (Note 9)	(3,029)	(2,408)	(3,748)	(5,142)

Net income for the period	$33,071	$11,937	$33,134	$26,483

Attributable to:
Shareholders of the Company	$33,071	$11,937	$33,134	$26,483
Non-controlling interests	-	-	-	-

Net income for the period	$33,071	$11,937	$33,134	$26,483

Earnings per share (attributable to shareholders of the Company)
Basic	$0.05	$0.03	$0.05	$0.07
Diluted	$0.05	$0.03	$0.05	$0.07

Weighted average number of common shares outstanding (in thousands)
Basic	643,681	382,167	622,663	380,923
Diluted	646,609	388,883	626,965	388,371

B2GOLD CORP.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(Expressed in thousands of United States dollars)
(Unaudited)

	For the three months ended June 30, 2013	For the three months ended June 30, 2012	For the six months ended June 30, 2013	For the six months ended June 30, 2012

Net income for the period	$33,071	$11,937	$33,134	$26,483

Other comprehensive loss

Items that may be reclassified subsequently to net earnings:
- Exchange differences on translating foreign operations	(12,863)	(5,630)	(22,014)	(1,483)
- Unrealized loss on investments (Note 8)	-	(1,964)	(3,138)	(1,964)
Reclassification adjustment for impairment loss on investment to net earnings (Note 8)	3,138	-	4,545	-

Other comprehensive loss for the period	(9,725)	(7,594)	(20,607)	(3,447)

Total comprehensive income for the period	23,346	4,343	12,527	23,036

B2GOLD CORP.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(Expressed in thousands of United States dollars)
(Unaudited)
	For the three months ended June 30, 2013	For the three months ended June 30, 2012	For the six months ended June 30, 2013	For the six months ended June 30, 2012

Operating activities
Net income for the period	$33,071	$11,937	$33,134	$26,483
Mine restoration provisions settled	(399)	(1,253)	(594)	(2,893)
Non-cash charges (credits)
Gain on sale of Brucejack royalty (Note 9)	(44,496)	-	(44,496)	-
Depreciation and depletion	18,906	7,436	33,137	14,054
Inventory fair value adjustments on CGA acquisition (Note 6)	515	-	32,869	-
Amortization of deferred revenue (Note 14)	(9,387)	-	(18,782)	-
Write-down of long-term investments (Note 8)	14,987	-	18,481	-
Share-based payments (Note 13)	6,070	6,939	8,985	10,803
Unrealized loss/(gain) on derivative instruments	4,035	(326)	6,449	(326)
Deferred income tax expense	3,029	2,408	3,748	5,142
Accretion of mine restoration provisions	652	447	1,355	893
Other	4,563	203	2,403	701

Cash provided by operating activities before changes in non-cash working capital	31,546	27,791	76,689	54,857

Changes in non-cash working capital	(7,868)	(11,330)	(2,668)	(13,089)

Cash provided by operating activities after changes in non-cash working capital	23,678	16,461	74,021	41,768

Financing activities
Revolving credit facilities, net draw downs (Note 11)	25,000	-	50,000	-
Masbate project loan repayments (Note 11)	(14,043)	-	(18,524)	-
Restricted cash (Note 11)	9,000		9,000
Common shares issued for cash (Note 13)	7,255	3,588	8,554	7,213
Payment of finance lease obligations (Note 11)	(2,101)	-	(3,864)	-
Financing costs relating to credit facility (Note 11)	(3,779)	-	(3,779)	-
Interest and commitment fees paid	(865)	-	(1,300)	(64)
Other	(150)	(9)	(150)	(9)

Cash provided by financing activities	20,317	3,579	39,937	7,140

Investing activities
Cash acquired on CGA acquisition (Note 6)	-	-	56,088	-
CGA acquisition costs paid (Note 6)	-	-	(16,012)	-
Cash proceeds from sale of Brucejack royalty (Note 9)	44,496	-	44,496	-
Otjikoto Mine construction	(35,038)	-	(42,875)	-
Otjikoto mobile mine equipment	(22,893)	-	(22,893)	-
Gramalote, prefeasibility and exploration	(17,708)	(5,205)	(32,545)	(8,844)
Libertad Mine, development and sustaining capital	(7,147)	(10,257)	(12,105)	(17,365)
Libertad Mine, Jabali development	(4,611)	(3,138)	(8,127)	(4,653)
Masbate Mine, development and sustaining capital	(6,617)	-	(10,813)	-
Limon Mine, development and sustaining capital	(3,941)	(3,621)	(7,986)	(11,442)
Masbate Mine, exploration	(1,482)	-	(3,517)	-
Otjikoto, development and exploration	(2,325)	(5,131)	(3,968)	(12,243)
Libertad Mine, exploration	(1,735)	(2,214)	(2,720)	(4,674)
Limon Mine, exploration	(1,577)	(1,313)	(2,407)	(2,438)
Loan to EVI (Note 9)	(6,600)	-	(6,600)	-
Purchase of EVI preference shares (Note 9)	-	-	(6,458)	-
Purchase of long-term investments (Note 8)	-	(5,068)	(3,997)	(5,068)
Other	(1,838)	(4,503)	(3,812)	(7,135)

Cash used by investing activities	(69,016)	(40,450)	(86,251)	(73,862)

Increase (decrease) in cash and cash equivalents	(25,021)	(20,410)	27,707	(24,954)

Cash and cash equivalents, beginning of period	120,677	97,748	67,949	102,292

Cash and cash equivalents, end of period	$95,656	$77,338	$95,656	$77,338

Supplementary cash flow information (Note 17)

B2GOLD CORP.

CONSOLIDATED BALANCE SHEETS
(Expressed in thousands of United States dollars)
(Unaudited)
	As at June 30, 2013	As at December 31, 2012
Assets

Current

Cash and cash equivalents	95,656	67,949
Accounts receivable and prepaids	27,188	7,695
Value-added and other tax receivables	16,560	18,737
Inventories (Note 7)	72,780	41,608

	212,184	135,989

Long-term investments (carried at quoted market values) (Note 8)	21,622	3,661

Value-added tax receivables (Note 6)	41,937	-

Mining interests (Note 9 and Note 21 - Schedules)	1,575,449	534,724

Goodwill (Note 6)	137,295	-

Other assets (Note 10)	37,062	2,091

	2,025,549	676,465

Liabilities

Current

Accounts payable and accrued liabilities	47,105	24,223
Deferred revenue (Note 14)	18,622	-
Current portion of long-term debt (Note 11)	9,600	-
Current taxes payable	6,896	13,797
Current portion of unrealized fair value of derivative instruments (Note 15)	4,407	143
Current portion of mine restoration provisions (Note 12)	4,217	4,217
Other	425	1,501

	91,272	43,881

Unrealized fair value of derivative instruments (Note 15)	2,185	-

Long-term debt (Note 11)	61,312	-

Mine restoration provisions (Note 12)	50,958	27,659

Deferred income taxes (Note 6)	228,187	34,148

Employee benefits obligation	5,832	4,458

	439,746	110,146

Equity

Shareholders’ equity

Share capital (Note 13)

Issued: 650,871,284 common shares (Dec 31, 2012 – 393,307,942)	1,471,707	468,550

Contributed surplus	40,080	35,383

Accumulated other comprehensive loss	(27,400)	(6,793)

Retained earnings	95,941	62,807

	1,580,328	559,947

Non-controlling interests	5,475	6,372

	1,585,803	566,319

	2,025,549	676,465

Acquisition of CGA Mining Limited (Note 6)
Subsequent event (Note 9 and 11)

Approved by the Board	“Clive T. Johnson”	Director	“Robert J. Gayton”	Director